Exhibit 99.4

Sandspring Resources Ltd.
(An exploration stage entity)

Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the Three Months Ended March 31, 2010
(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Sandspring Resources Ltd. (an exploration stage entity) were prepared by management in accordance with Canadian generally accepted accounting principles.  Management acknowledges responsibility for the preparation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statements of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities.  An Audit Committee assists the Board of Directors in fulfilling this responsibility.  The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company.  The Audit Committee reports its finding to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/s/ Rich Munson	/s/ Carmelo Marrelli
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
May 26, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

SANDSPRING RESOURCES LTD.
(An Exploration Stage Entity)
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Expressed in Canadian Dollars)

		3/31/2010	12/31/2009

ASSETS	Notes	$	$
Current
Cash and cash equivalents		14,092,492	2,896,101
Prepaid expenses		111,300	67,391
		14,203,792	2,963,492
Equipment	5	247,249	206,846
Mineral interests	6	31,139,219	28,919,768

		45,590,260	32,090,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		1,817,027	1,531,191
Current portion of note payable	7	266,963	278,068
		2,083,990	1,809,259

Future tax liabilities		2,773,021	2,773,021
		4,857,011	4,582,280

SHAREHOLDERS' EQUITY
Common Shares	8	31,423,605	27,123,013
Warrants	9	12,729,621	2,785,526
Stock Options	10	1,307,570	285,515
Deficit		(4,727,547)	(2,686,228)
		40,733,249	27,507,826

		45,590,260	32,090,106

Going concern - Note 1
Subsequent events - Note 13

The accompanying notes are an integral part of these interim consolidated financial statements.

On behalf of the Board of Directors:

"Signed"	"Signed"
Rich Munson, CEO/Director	P. Greg Barnes, Director

SANDSPRING RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(Expressed in Canadian Dollars)
	Three Months Ended March 31,
	2010	2009

	$	$
Expenditures
Acquisition fees	-	41,025
Administrative	47,818	-
Consulting	134,579	-
Depreciation	687	-
Foreign exchange (gain)	(22,364)	-
Other	5,760	-
Professional fees	203,660	3,250
Salaries and other benefits	214,870	-
Shareholder information	176,719	16,220
Stock based compensation	1,030,947	-
Transfer, listing and filing fees	108,051	-
Travel	142,354	28,088
	2,043,081	88,583

Other
Interest income	1,762	370
	1,762	370
Net loss and comprehinsive loss for the period	(2,041,319)	(88,213)

Deficit, beginning of period	(2,686,228)	(543,116)
Deficit, end of period	(4,727,547)	(631,329)

Loss per share
Basic	(0.03)	(0.02)
Diluted	(0.03)	(0.02)
Weighted average number of shares outstanding
Basic	74,079,398	5,200,000
Diluted	74,079,398	5,200,000

The accompanying notes are an integral part of these interim consolidated financial statements.

SANDSPRING RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Common Shares	Warrants	Stock Options	Deficit	Total
Balance, December 31, 2008	$487,169	$-	$-	$(543,116)	$(55,947)
Shares subscribed but not issued	70,000	-	-	-	70,000
Net loss for the period	-	-	-	(88,213)	(88,213)
Balance, March 31, 2009	$557,169	$-	$-	$(631,329)	$(74,160)

	Common Shares	Warrants	Stock Options	Deficit	Total
Balance, December 31, 2009	$27,123,013	$2,785,526	$285,515	$(2,686,228)	$27,507,826
Special warrants issued from private placement	-	12,000,000	-	-	12,000,000
Special warrant issuance cost	-	(916,155)	-	-	(916,155)
Shares issued on exercise of options	28,333	-	-	-	28,333
Value of options exercised	8,892	-	(8,892)	-	-
Shares issued on exercise of warrants	2,957,752	-	-	-	2,957,752
Value of warrants exercised	1,496,035	(1,496,035)	-	-	-
Share issuance cost allocated to warrants	-	(75,471)	-	-	(75,471)
Value of options issued previously vested in
the period	-	-	274,400	-	274,400
Value of options granted during the period	-	-	756,547	-	756,547
Shares issued on exercise of compensation
options	241,336	-	-	-	241,336
Value of warrants issued on exercise of
compensation options	(431,756)	431,756	-	-	-
Net loss for the period	-	-	-	(2,041,319)	(2,041,319)
Balance, March 31, 2010	$31,423,605	$12,729,621	$1,307,570	$(4,727,547)	$40,733,249

The accompanying notes are an integral part of these interim consolidated financial statements.

SANDSPRING RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)
(Expressed in Canadian Dollars)

		Three Months Ended March 31,
		2010	2009

Cash provided by:	Notes	$	$
Operating Activities
Net loss		(2,041,319)	(88,213)
Adjustments for:
Depreciation		687	-
Stock-based compensation		1,030,947	-
Change in non-cash working capital		262,171	(11,563)
		(747,514)	(99,776)

Investing Activities
Purchase of equipment		(56,127)	-
Expenditure on mineral interest	6	(2,204,414)	-
		(2,260,541)	-

Financing Activities
Issuance of special warrants for cash		12,000,000	-
Share issuance expense		(991,626)
Common shares subscribed but not issued		-	70,000
Proceeds from exercise of stock options		28,333	-
Proceeds from exercise of warrants		2,957,752	-
Proceeds from exercise of compensation options		241,336	-
		14,235,795	70,000

Effects of exchange rate changes on cash		(31,349)	-

Cash and cash equivalents, beginning of period		2,896,101	128,706
Net (decrease) increase in cash		11,196,391	(29,776)
Cash and cash equivalents, end of period		14,092,492	98,930

The accompanying notes are an integral part of these interim consolidated financial statements.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended March 31, 2010

1.           Nature of Operations and Going Concern

Sandspring Resources Ltd. (“Sandspring” or “the Company”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on September 20, 2006 and was classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 (“Policy 2.4”) of the TSX Venture Exchange (the “Exchange”).

On November 24, 2009, the Company announced the completion of the acquisition of 100% of the issued and outstanding shares of GoldHeart Investment Holdings Ltd. (“GoldHeart”), satisfying the requirement of a CPC, listed on the Exchange (the “Qualifying Transaction”).  GoldHeart was incorporated by Articles of Association under the laws of the British Virgin Islands on October 15, 2008.  GoldHeart’s primary asset is an investment in 100% of the common stock of ETK Inc. (“ETK”).  ETK was incorporated on October 29, 1999 under the Companies Act of Guyana.

GoldHeart, through its wholly-owned subsidiary ETK, holds certain mineral and prospecting interests and is the operator of small scale alluvial gold mining operations through a joint venture agreement called the Upper Puruni Venture (“Upper Puruni Venture”) that is the holder of the Toroparu Gold-Copper Prospect, located in the Republic of Guyana, South America.

The accompanying unaudited interim consolidated financial statements reflect the historical results of Sandspring, and the consolidated results of operations of the Company subsequent to the acquisition of GoldHeart.

The Company is in the process of exploring its mineral properties and has not yet established whether the mineral exploration properties contain reserves that are economically recoverable.  The recovery of amounts capitalized for mineral interests on the balance sheet are dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to complete exploration and/or development of the properties, including related financing requirements and upon future profitable production or, alternatively, upon proceeds from the disposition of the properties.  To date, the Company has not earned significant revenues relative to its costs incurred for exploration activities.  Accordingly, it is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (the “CICA”) Accounting Guideline 11.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, under which the Company is assumed to be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern is therefore dependent upon its ability to finance its current and future operations and future acquisition costs.  The unaudited interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate.  If the going concern basis was not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying value of resource assets and equipment, liabilities, the reported expenses, and the balance sheet classifications used.  Such adjustments could be material.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended March 31, 2010

2.            Summary of Significant Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information.  Accordingly, they do not include all of the information and notes to the financial statements required by Canadian GAAP for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2010 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2010.

The balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended December 31, 2009. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2009.

Recent accounting pronouncements

International Financial Reporting Standards  (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter of fiscal 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010.

3.           Capital Management

The Company defines capital that it manages as its shareholders’ equity.  When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.  As at March 31, 2010, total shareholders’ equity was $40,733,249 (December 31, 2009 – $27,507,826).

The property in which the Company currently has ownership of is in the exploration stage.  As a result, the Company is dependent on external financing to fund its activities.  In order to carry out its planned

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended March 31, 2010

exploration programs and pay for administrative costs, the Company will spend its existing working  capital and raise additional amounts as needed.  In light of this, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is appropriate.

The Company is not subject to any externally imposed capital requirements.  The Company believes that its current capital resources will be sufficient to discharge its liabilities as at March 31, 2010.

4.           Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks including credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises due to the potential to one party to a financial instrument to fail to discharge its obligations and cause the other party to suffer a loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents.  The maximum credit risk represented by the Company’s financial assets is represented by their carrying amounts.  The Company holds its cash and guaranteed investment certificates with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity Risk and Fair Value Hierarchy

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due.  The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.  The Company generates cash primarily through its financing activities.  The Company has cash and cash equivalents of $14,092,492 (December 31, 2009 – $2,896,101) to settle current liabilities of $2,083,990 (December 31, 2009 – $1,809,259).  The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at March 31, 2010:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	$647,242	$-	$-	$647,242
Cash equivalents	13,445,250	-	-	$13,445,250
	$14,092,492	$-	$-	$14,092,492

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended March 31, 2010

Currency Risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar and significant expenditures are incurred in Canadian dollars.  The Company funds certain operations, exploration and administrative expenses in Guyana on a cash call basis using US dollars converted from its Canadian dollar bank accounts held in Canada.  The Company maintains US dollar bank accounts in the United States and Guyana and Guyanese bank accounts in Guyana.  The Company is subject to gains and losses due to fluctuations in the US and Guyanese dollar against the Canadian dollar.  Sensitivity to a plus or minus 10% change in all foreign currencies (Guyanese and US dollars) against the Canadian dollar with all other variables held constant as at March 31, 2010, would affect net loss and comprehensive loss by approximately $41,436.

Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and assets.  In the normal course of business, the Company is exposed to interest rate fluctuations as a result of cash equivalents being invested in interest-bearing instruments.  Interest rate risk is minimal as the Company’s interest-bearing instruments have fixed interest rates.

Fair Value

As at March 31, 2010, the carrying and fair value amounts of the Company’s financial instruments were approximately equivalent.

5.           Equipment

	Three Months Ended March 31, 2010			Year Ended December 31, 2009
	Cost	Accum Depr	Net	Cost	Accum Depr	Net
	$	$	$	$	$	$
Camp Equipment	37,489	3,893	33,596	37,489	3,122	34,367
Heavy Equipment	147,073	26,038	121,035	147,073	12,249	134,824
Other Equipment	5,339	110	5,229	345	25	320
Vehicles	51,152	1,538	49,614	13,756	1,146	12,610
Office Furniture & Equipment	39,112	1,337	37,775	25,376	651	24,725
	280,165	32,916	247,249	224,039	17,193	206,846

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended March 31, 2010

6.           Mineral Interest

On November 24, 2009, Sandspring completed the Qualifying Transaction and acquired 100% of the issued and outstanding shares of GoldHeart.  The acquisition has been accounted for as an asset acquisition as GoldHeart is not considered to be a business for accounting purposes.

The fair value of assets acquired, based on the consideration paid, is as follows:

Current assets, including cash of $173,767	$248,183
Capital assets	212,014
Mineral interests	27,931,195
Current Liabilities	(1,283,152)
Other Liability (Note 7)	(1,074,268)
Future tax liabilities	(2,870,124)
Total Consideration	$23,163,848

As at March 31, 2010, the carrying amount of the Corporation’s interest in mineral properties is as follows:

Toroparu
Acquisition cost	27,931,195
Exploration and development expenses	972,031
Depreciation	16,542
Balance December 31, 2009	28,919,768

Exploration and development expenses	2,204,414
Depreciation	15,037
Balance March 31, 2010	31,139,219

7.           Note Payable – Revolving Debt

As a result of the acquisition of GoldHeart, the Company assumed a debt owed by ETK to Crescent Global Resources (“CGR”), a company controlled by Crescent Global Gold (“CGG”), in the amount of $1,074,268.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended March 31, 2010

	3/31/2010	12/31/2009
	$	$
Balance, beginning of period	278,068	-
Assumed from ETK	-	1,074,268
Cash payment to CGR	-	(265,400)
Stock payment to CGR	-	(530,800)
Foreign exchange translation	(11,105)	-
Balance, end of period	266,963	278,068

The balance is non interest bearing and is to be paid to CGR by December 31, 2010.

8.           Share Capital

The Company is authorized to issue an unlimited amount of common shares.  The issued and outstanding common shares consist of the following:

	Number of Shares	Amount
Balance, December 31, 2009	71,858,360	$27,123,013
Issued on exercise of options	163,333	28,333
Value of options exercised	-	8,892
Issued on exercise of warrants	5,915,504	2,957,752
Value of warrants exercised	-	1,496,035
Incentive shares issued during	466,059	-
early exercise program (i)
Issued per Compensation Options (ii)	689,530	241,336
Value Allocated to Warrants (ii)	-	(431,756)
Balance, March 31, 2010	79,092,786	$31,423,605

i.
On March 25, 2010, the Company concluded an early exercise warrant incentive program for its unlisted common share purchase warrants.  The eligible warrants were exercisable at a price of $0.50 per share until November 24, 2012.  The Company offered an inducement of an additional 0.08 of a Common Share per warrant to each warrant holder that exercised during a 30 calendar day early exercise period that commenced February 23, 2010 and expired on March 25, 2010.  The Company issued 466,059 incentive shares in connection with the program.

ii.
A total of 689,530 Compensation Options were exercised during the period.  Each Compensation Option was converted into one unit consisting of one common share and one-half warrant at a price of $0.35.  Warrants have an exercise price of $0.50 and expiry of November 24, 2012.  As of March 31, 2010, there were a total of 532,870 Compensation Options outstanding. The fair value of the warrants issued under the exercise of Compensation Options during the period was

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended March 31, 2010

determined using the Black Scholes valuation model with the following assumptions:  a three year expected term; 70% volatility; risk-free rate of 1.67%, 1.85% and 2.01% per annum; and a dividend rate of nil.

9.           Warrants

The following table shows the continuity of warrants during the period:

	Number of Warrants	Allocated Value	Exercise Price
Balance, December 31, 2009	11,253,621	$2,785,526	$0.50
Issued per Compensation Options (i)	344,765	431,756	0.50
Special warrants issued with private placement (ii)	7,500,000	11,083,845	1.60
Exercised	(5,915,504)	(1,496,035)	0.50
Share issue cost from early exercise program	-	(75,471)	-
Balance, March 31, 2010	13,182,882	$12,729,621	$1.13

i.
The fair value of the warrants issued under the exercise of Compensation Options during the period was determined using the Black Scholes valuation model with the following assumptions:  a three year expected term; 70% volatility; risk-free rate of 1.67%, 1.85% and 2.01% per annum; and a dividend rate of nil.

ii.
The special warrants were issued pursuant to the terms of a special warrant indenture dated as of March 26, 2010 and entered into between the Company and Computershare Trust Company of Canada and in accordance with an underwriting agreement dated March 26, 2010 between the Company and Mackie Research Capital Corporation, Cormark Securities Inc., Byron Securities Limited, Fraser Mackenzie Limited, Macquarie Capital Markets Canada Ltd. and PI Financial Corp. The special warrants were sold to subscribers at a price of $1.60 per special warrant for aggregate gross proceeds to the Company of $12,000,000.  The Company paid the underwriters a commission equal to 6% of the gross proceeds of the offering along with various other issuance costs of $916,155.  This amount has been netted against the total funds received to determine the allocated value of the special warrants.

The following are the warrants outstanding as at March 31, 2010:

Number of Warrants	Allocated Value	Exercise Price	Expiry Date
5,682,882	$1,645,776	$0.50	November 24, 2012
7,500,000	11,083,845	1.60	March 26, 2012
13,182,882	$12,729,621	$1.13

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended March 31, 2010

10.           Stock Options

The Company’s stock option plan was established by the shareholders of the Company on March 16, 2007, for the purpose of advancing the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries and affiliates, to acquire common shares in the share capital of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.  The number of stock options that may be granted under the plan is limited to not more than 10% of the issued common shares of the Company at the time of the stock option grant.  The exercise price of stock options granted in accordance with the plan will be not less than the closing price of the common shares on the trading day immediately prior to the effective date of grant.

The following table shows the continuity of stock options during the period:

	Number of Options	Allocated Value of Vested Options	Weighted Average Exercise Price
Balance, December 31, 2009	4,253,100	$285,515	$0.47
Value of options vested during the period	-	274,400	-
Granted (i, ii, iii, iv, v)	1,120,000	756,547	1.54
Cancelled during the period	(112,500)	-	0.50
Exercised	(163,333)	(8,892)	0.17
Balance, March 31, 2010	5,097,267	$1,307,570	$0.70

i.
On January 8, 2010, the Company granted 100,000 stock options to employees of the Company exercisable for one common share each at a price of $1.25 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $74,356 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.69% per annum; and a dividend rate of nil.  For the three months ended March 31, 2010, $18,588 was expensed to stock-based compensation.

ii.
On January 22, 2010, the Company granted 200,000 stock options to an investor relations consultant of the Company exercisable for one common share each at a price of $1.56 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $184,839 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended March 31, 2010

of 2.46% per annum; and a dividend rate of nil.  For the three months ended March 31, 2010, $46,210 was expensed to stock-based compensation.

iii.
On February 4, 2010, the Company granted 50,000 stock options to an officer of the Company exercisable for one common share each at a price of $1.49 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $44,113 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.43% per annum; and a dividend rate of nil.  For the three months ended March 31, 2010, $44,113 was expensed to stock-based compensation.

iv.
On February 8, 2010, the Company granted 115,000 stock options to employees of the Company exercisable for one common share each at a price of $1.44 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $98,020 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.41% per annum; and a dividend rate of nil.  For the three months ended March 31, 2010, $24,505 was expensed to stock-based compensation.  The Company also granted 25,000 stock options to a consultant of the Company exercisable for one common share each at a price of $1.44 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $21,309 was assigned to the stock options as estimated by using the Black-Scholes valuation model described above.  For the three months ended March 31, 2010, $21,309 was expensed to stock-based compensation

v.
On March 29, 2010, the Company granted 630,000 stock options to directors and consultants of the Company exercisable for one common share each at a price of $1.60 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $601,822 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.9% per annum; and a dividend rate of nil.  For the three months ended March 31, 2010, $601,822 was expensed to stock-based compensation.

vi.	The weighted average grant date fair value of the total options granted during the three month period ended March 31, 2010 is $0.91.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended March 31, 2010

The following are the stock options outstanding as at March 31, 2010:

Expiry Date	Options Outstanding	Exercise Price	Remaining Contractual Life (Yrs)	Options Exercisable
May 15, 2012	266,667	$0.10	2.13	266,667
November 24, 2014	3,710,600	$0.50	4.65	1,859,050
January 8, 2015	100,000	$1.25	4.78	25,000
January 22, 2015	200,000	$1.56	4.82	50,000
February 4, 2015	50,000	$1.49	4.85	50,000
February 8, 2015	140,000	$1.44	4.86	53,750
March 29, 2015	630,000	$1.60	5.00	630,000
	5,097,267			2,934,467

11.           Loss per Share

	3/31/2010	3/31/2009
	$	$
Basic loss per share is calculated as follows:
Loss for the year	(2,041,319)	(88,213)
Weighted Number of Shares Outstanding	74,079,398	5,200,000

Loss per share	(0.03)	(0.02)

Dilutive loss per share is calculated as follows:
Loss for the year	(2,041,319)	(88,213)
Weighted Number of Dilutive Shares Outstanding	74,079,398	5,200,000

Loss per share	(0.03)	(0.02)

A total of 11,579,454 dilutive securities have been excluded from the weighted number of dilutive shares outstanding because to do so would be anti dilutive.

12.           Related Party Transactions

The Company’s transactions are in the normal course of business and are recorded at the exchange amount.  All amounts due to related parties are non-interest bearing and payable on demand.

(a)  Included in accounts payable and accrued liabilities are the following amounts due to related parties:

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three Months Ended March 31, 2010

	3/31/2010	12/31/2009

Travel expenses reimbursed to the President of the Company	$-	$13,498
Travel expenses reimbursed to a director of the Company	370	-
Administrative expenses to a company controlled by an	2,346	-
officer of the Company (i)
Administrative expenses to a company controlled by a	57,578	52,743
director of the Company
	$60,294	$66,241

(b)  The Company had the following related party transactions during the three month periods presented:

	3/31/2010	3/31/2010

Payroll and travel expenses reimbursed to the President of	$31,745	$-
the Company
Travel expenses reimbursed to the CEO of the Company	30,371	-
Travel expenses reimbursed to a director of the Company	370	-
Administrative expenses to a company controlled by an	6,513	-
officer of the Company (i)
Administrative expenses to a company controlled by a	194,900	-
director of the Company
	$263,899	$-

i.
For the three months ended March 31, 2010, the Company paid $6,250 to Marrelli CFO Outsource Syndicate Inc.  (“Marrelli”) for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company.  Carmelo Marrelli is the president of Marrelli.  The Chief Financial Officer is also the president of a firm providing accounting services to the Company.  During the three months ended March 31, 2010, the Company expensed $263 for these services.

13.           Subsequent Events

On April 28, 2010 a short form prospectus was filed to qualify the distribution of 7,500,000 common shares of the Company issuable upon the exercise or deemed exercise of 7,500,000 special warrants of the Corporation, which were issued on March 26, 2010 in connection with a private placement financing.  The 7,500,000 shares were issued on May 3, 2010 at which time all special warrants were deemed exercised.